Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE MINES LIMITED ANNOUNCES

INVESTMENT IN KOOTENAY SILVER INC.

Toronto (April 23, 2013) — Agnico-Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico”) today announced that it has agreed to subscribe for 6,250,000 units (“Units”) of Kootenay Silver Inc. (“Kootenay”) in a non-brokered private placement at a price of $0.76 per Unit for total consideration of $4,750,000.  Each Unit is comprised of one common share of Kootenay (a “Common Share”) and one-half of one common share purchase warrant of Kootenay (each whole common share purchase warrant, a “Warrant”).  Each Warrant entitles the holder to acquire one Common Share at a price of $1.08 for a period of two years from the closing date.  Closing of the private placement is expected to occur on or about April 26, 2013.

On closing of the private placement, Agnico will hold 6,250,000 Common Shares and 3,125,000 Warrants, representing 9.96% of the issued and outstanding Common Shares on a non-diluted basis and 14.23% of the Common Shares assuming exercise of the Warrants.  The agreement also provides Agnico with a participation right pursuant to which, during the two-year period from the closing date, and provided that Agnico at the time continues to hold no less than five percent of the then issued and outstanding Common Shares (taking into account convertible securities owned by Agnico), Agnico has the right to participate in certain future equity financings by Kootenay in order to maintain its pro rata investment in Kootenay.

Agnico is acquiring the Units for investment purposes.  Depending on market conditions, Agnico may, from time to time, acquire additional securities of Kootenay or dispose of some or all of the Common Shares or Warrants.

An early warning report will be filed by Agnico in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

Investor Relations

Agnico-Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:  416-947-1212

Fax:  416-367-4681

About Agnico

Agnico is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 31 consecutive years.  www.agnicoeagle.com

Forward-Looking Statements

The information in this news release has been prepared as at April 23, 2013.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “expected”, “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to the expected closing date of the private placement; and Agnico’s ownership of Common Shares and Warrants following the closing date.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Except as otherwise required by law, Agnico expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Agnico’s expectations or any change in events, conditions or circumstances on which any such statement is based.